Exhibit 99.1

Curaleaf Reports Fourth Quarter and Fiscal Year End 2022 Results

•	Record fiscal year 2022 revenue of $1.34 billion and Adjusted EBITDA(1) of $305 million, representing an increase of 12% and 17% from fiscal 2021, respectively
•	Fourth quarter 2022 Revenue of $352.5 million, representing an increase of 14% year-over-year, and Adjusted EBITDA(1) of $73 million
•	Operating cash flow of $46 million and cash on balance sheet of $163 million

NEW YORK, May 1, 2023 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the fourth quarter and year ended December 31, 2022. All financial information is reported in accordance with U.S. generally accepted accounting principles (GAAP) and is provided in U.S. dollars unless otherwise indicated.

Boris Jordan, Executive Chairman of Curaleaf, commented, “2022 was another record year for Curaleaf that further solidified our leadership position in the industry. In the fourth quarter, we delivered sales growth of 14% to $352.5 million , with an adjusted gross margin1 of 47% and adjusted EBITDA margin of 21%. For the year, we grew revenue by 12% to $1.34 billion , with an adjusted gross margin of 50% and adjusted EBITDA margin of 23%. We generated $46 million in operating cash flow and ended the year with $163 million in cash on our balance sheet. We have a strong cash position and will continue to invest in the right opportunities for growth domestically and abroad. I am pleased that we took the necessary actions in Q4 and early Q1 to reduce expenses and streamline the organization, positioning us for years of profitable growth to come.”

Matt Darin, Chief Executive Officer of Curaleaf, stated, “Curaleaf accomplished a great deal last year; we launched 171 new products, introduced three new brands, opened 28 new stores, completed six acquisitions, expanded our European presence with the German market, converted to GAAP accounting, and built out the management team with high caliber talent. Further, we sold over $600 million of our own brands through our own stores, which speaks to the strength of our retail business as a key competitive advantage – our gross margins are strong, we have an unrivaled geographically diverse footprint, and are constantly improving the cannabis customer experience. We are excited about, and well positioned for the future.”

1 Adjusted EBITDA, adjusted gross margin and adjusted net loss attributable to Curaleaf Holdings, Inc. are non- GAAP financial measures, and adjusted EBITDA Margin, Adjusted Gross Margin and Adjusted Net Loss per share are Non-GAAP financial ratios, in each case without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See “Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non- GAAP ratios. See the section entitled “Reconciliation of Non-GAAP financial measures” below for a reconciliation of the Non-GAAP financial measures used in this press release to the most directly comparable GAAP financial measures.

Fourth Quarter 2022 Financial Highlights

•	Net Revenue of $352.5 million, a 14% increase year-over-year, and 4% increase quarter-over-quarter
•	Gross profit of $78.1 million and gross margin of 22%
•	Adjusted gross profit net of add-backs of $165.4 million, adjusted gross margin of 47% inclusive of a 240 basis point impact from an expense reclassification into cost of goods sold
•	Net loss attributable to Curaleaf Holdings, Inc. of $260.3 million or net loss per share $0.36
•	Adjusted net loss attributable to Curaleaf Holdings, Inc.(1) of $162 million or net loss per share(1) of $0.23.
•	Adjusted EBITDA of $73M or 21% of revenue, excluding non-cash goodwill impairments and inventory write-downs totaling $225 million
•	Cash position at quarter end totaled $163M

Full Year 2022 Financial Highlights

•	Net revenue of $1.336 billion, a 12% increase year-over-year
•	Gross profit of $579 million and gross margin of 43%
•	Adjusted gross profit(1) net of add-backs of $671.9 million, a 18% increase year-over-year
•	Adjusted gross margin(1) of 50.3% inclusive of a 60bp impact from an expense reclassification into cost of goods sold
•	Operating cash flow of $46 million
•	Net loss attributable to Curaleaf Holdings, Inc. of $370 million or net loss per share of $0.52
•	Adjusted net loss(1) attributable to Curaleaf Holdings, Inc. of $252 million or net loss per share(1) of $0.35
•	Adjusted EBITDA(1) of $305 million or 23% of revenue, excluding non-cash goodwill impairments and inventory write-downs of $225 million

Fourth Quarter and FY 2022 Financial Highlights (Unaudited)

($ thousands)

	Three months ended			Year ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Total Revenue	$352,492	$339,726	$308,675	$1,336,342	$1,195,987
Adjusted EBITDA(1)(2)	73,188	76,405	63,337	305,363	261,822
Net loss attributable to Curaleaf Holdings Inc.	(260,331)	(51,389)	(72,959)	(370,098)	(205,940)
Net loss per share – basic and diluted	$(0.36)	$(0.07)	$(0.10)	$(0.52)	$(0.29)

(1)	Adjusted EBITDA is a Non-GAAP financial measure without a standardized definition under GAAP, and which may not be comparable to similar measures used by other issuers.
(2)	See “Non-GAAP Financial and Performance Measures” below for definitions and more information regarding Curaleaf’s use of Non-GAAP financial measures and Non-GAAP ratios. See the sections entitled “Reconciliations of Non-GAAP financial measures” for reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

Fourth Quarter 2022 Operational Highlights

•	Added eight net new retail dispensaries including four in Nevada, three in Florida, and two in Arizona.
•	Completed the acquisition of Tryke Companies, a vertically integrated MSO operating in Arizona, Nevada, and Utah.
•	Launched Find, a flower brand meeting the trend of the economizing consumer with high quality cannabis flower at an accessible price point.
•	Unveiled the national rebrand and ongoing expansion of Grassroots premium flower brand and launched Grassroots Diamond Infused Pre-Rolls.
•	Began adult-use sales at Bordentown Township, New Jersey location, the Company's third location to sell adult-use cannabis in the Garden State.

Full Year 2022 Operational Highlights

•	Opened 28 locations across key strategic markets, including Arizona, Florida, Maryland and Pennsylvania.
o	21 new stores opened and seven stores added via acquisition.
•	Introduced 171 products to market in 2022, with three new brand launches throughout the year.
o	New brand launches include Endless Coast, Find, and Plant Precision, targeting a variety of price points and product need states.
o	New products launched in 2022 accounted for approximately 18% of full year 2022 revenue.
•	Completed the acquisition of Bloom Dispensaries in Arizona.
•	Completed majority stake acquisition of Germany’s Four20 Pharma.

Post Fourth Quarter 2022 Highlights

•	Announced cost reduction plan and discontinued operations in California, Colorado and Oregon as a part of Curaleaf’s continued effort to streamline its business.
•	Reduced payroll hours by 10% coupled with other expense reductions across the organization resulting in over $60 million of annual gross run rate expense savings, above the previously anticipated savings of $40 million.
•	Continued to strategically expand its retail footprint in Florida, opening five additional stores. As of May 1, 2023, Curaleaf retail operations totaled 152 nationwide.
•	Gained approval to sell to adult-use customers at its Stamford, Connecticut location in January immediately following the opening of adult-use sales, and at its Hartford, Connecticut location in March.
•	Completed the acquisition of Deseret Wellness, providing three dispensaries in Utah.

Financial Results for the Fourth Quarter Ended December 31, 2022

Revenue

($ thousands)

	Three months ended
	December 31, 2022	September 30, 2022	December 31, 2021
Retail revenue	$277,470	$259,652	$225,592
Wholesale revenue	73,836	78,901	82,455
Management fee income	1,186	1,173	628
Total Revenue	$352,492	$339,726	$308,675

Total revenue was a record $352.5 million in the fourth quarter of 2022, an increase of 4% from $339.7 million in the third quarter of 2022 and 14% from $308.7 million in the fourth quarter of 2021. The Company’s year-over-year revenue growth primarily reflects continued organic growth driven by new retail store openings and the significant focus on research and development, resulting in the introduction of 171 products in 2022 and three new brand launches.

Retail revenue was $277.5 million, compared with $259.7 million in the third quarter of 2022, and up 23% from $225.6 million in the fourth quarter of 2021. Retail revenue represented 79% of total revenue. Curaleaf’s year-over-year retail revenue growth was supported by 28 new stores added in 2022, and the further expansion of adult-use cannabis around the country.

Wholesale revenue was $73.8 million, a decrease of 6% from the third quarter of 2022 and represented 21% of total revenue. Wholesale revenue declined 10% year-over-year due to price compression, a proactive reduction of wholesale accounts in California, and an intentional reduction of low profit raw material sales.

Net Income / (Loss)

($ thousands)

	Three months ended
	December 31, 2022	September 30, 2022	December 31, 2021
Total Revenue	$352,492	$339,726	$308,675
Gross profit	78,100	161,821	146,725
(Loss) income from operations	(81,534)	19,136	10,490
Total other expense, net	(167,687)	(23,946)	(50,862)
Income tax expense	(13,528)	(49,346)	(35,128)
Net loss	(262,749)	(54,156)	(75,500)
Less: Net loss attributable to non-controlling interest	(2,418)	(2,767)	(2,541)
Net loss attributable to Curaleaf Holdings, Inc.	$(260,331)	$(51,389)	$(72,959)

Net loss attributable to Curaleaf Holdings, Inc. was $260.3 million, compared with a net loss of $51.4 million in the third quarter of 2022 and $73.0 million in the fourth quarter of 2021. The year-over-year degradation in net loss was mainly due to $225 million of non-cash goodwill impairments and inventory write-downs primarily associated with the state exits of CA, CO, and OR.

Financial Results for the Year Ended December 31, 2022

Revenue (Audited)

($ thousands)

	Year ended
	December 31, 2022	December 31, 2021
Retail revenue	$1,015,179	$859,959
Wholesale revenue	316,321	333,711
Management fee income	4,842	2,317
Total Revenue	$1,336,342	$1,195,987

Total revenue for the year ended 2022 was a record $1,336 million, an increase of 12% from $1,196 million for the year ended 2021.

Retail revenue was $1,015 million for the year ended 2022, an increase of 18% from $860 million for the year ended 2021. The increase in retail revenue was primarily driven by organic growth from new store openings, expansion of cultivation and production capacity, and new product introductions. In 2022, Curaleaf launched the brands Endless Coast, Find, and Plant Precision, targeting a variety of price points and product need states.

Wholesale revenue was $316 million, a decrease of 5% from $333 million for the year ended 2021. The decline in wholesale revenue was primarily due to price compression, a reduction of wholesale accounts in California, and an intentional reduction of low profit raw material sales.

Net Income / (Loss) (Audited)

($ thousands)

	Year ended
	December 31, 2022	December 31, 2021
Total Revenue	$1,336,342	$1,195,987
Gross profit	579,031	569,831
(Loss) income from operations	(12,372)	58,573
Total other expense, net	(214,057)	(120,770)
Income tax expense	(150,502)	(152,445)
Net loss	(376,931)	(214,642)
Less: Net loss attributable to non-controlling interest	(6,833)	(8,702)
Net loss attributable to Curaleaf Holdings, Inc.	$(370,098)	$(205,940)

Net loss, attributable to Curaleaf Holdings, Inc., for the year ended 2022 was $370 million, compared with a net loss of $206 million for the year ended 2021. The $164 million degradation in net loss in 2022 was primarily due to the $225 million non-cash goodwill impairment and inventory write-downs associated with the CA, CO, and OR state exits, as well as increased SG&A expenses

Balance Sheet and Cash Flow

As of December 31, 2022, the Company had $163 million of cash and $623 million of outstanding debt net of unamortized debt discounts.

During the fourth quarter of 2022, Curaleaf invested $39 million, net in capital expenditures, focused on cultivation, processing, and selective retail expansion in strategic markets. For the year ended 2022, Curaleaf invested $138 million, net in capital expenditures.

Shares Outstanding

For the fourth quarter of 2022 and 2021, the Company’s weighted average subordinate voting shares outstanding amounted to 715,796,271 and 707,450,310 shares, respectively.

For the years ended December 31, 2022, and December 31, 2021, the Company’s weighted average subordinate voting shares outstanding amounted to 711,159,444 and 698,759,274 shares, respectively.

As of December 31, 2022, and December 31, 2021 Company’s issued and outstanding subordinate voting shares plus multiple voting shares amounted to 717,490,830 and 708,340,434 shares, respectively.

2021 and 2022 Restatement Update

As previously disclosed, the 2022 full year results include restated revenue amounts for the first, second, and third quarters of 2022 as compared with what was previously reported, and the reduction of aggregate revenue for the full 2022 fiscal year is 0.5%. Similarly, 2021 full year results were also restated, and the reduction of aggregate revenue for the year was 1.1% of revenue. Details of the full audited financial statements can be found in the tables of this release.

Conference Call Information

The Company will host a conference call and audio webcast for investors and analysts on Monday, May 1, 2023 at 5:00 P.M. ET to discuss Q4 and 2022 earnings results. The call can be accessed by dialing 1-844-512-2926 in the U.S., internationally 1-412-317-6300, or from Canada 1-416-639-5883. The conference ID # is 7713604.

A replay of the conference call can be accessed at 1-877-344-7529, or internationally 1-412-317-0088, or from Canada 1-855-669-9658 using the replay ID # 1100731.

A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com. The teleconference will be available for replay starting at approximately 7:00 P.M. ET on May 1, 2023, and will end at 11:59 P.M. ET on May 8, 2023.

Non-GAAP Financial and Performance Measures

Curaleaf reports its financial results in accordance with GAAP and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. Curaleaf refers to certain Non-GAAP financial measures and ratios such as “Adjusted Gross Profit”, “Adjusted Gross Margin”, “Adjusted Net Loss”, “Adjusted Net Loss Per Share”, “Adjusted EBITDA”, and “Adjusted EBITDA Margin”. These measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company defines “Adjusted Gross Profit” as Gross Profit net of cost of goods sold and related other add-backs. “Adjusted Gross Margin” is defined by Curaleaf as gross profit net of add-backs divided by total revenues. “Adjusted Net Loss” is defined by Curaleaf as Net Loss less other add-backs. “Adjusted Net Loss per Share” is defined by Curaleaf as Adjusted Net Loss divided by the weighted average shares outstanding. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. “Adjusted EBITDA Margin” is defined by Curaleaf as Adjusted EBITDA divided by total revenue. Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

Reconciliation of Non-GAAP finanical measures and Non-GAAP financial ratios

Adjusted Gross Profit (Unaudited)

($ thousands)

	Three months ended
	December 31, 2022	September 30, 2022
Gross profit	$78,100	$161,821
Other add-backs (1)	87,258	4,238
Adjusted Gross Profit (2)	165,358	166,059
Adjusted Gross Margin (3)	46.9%	48.9%

(1)	Other add-backs in Q4 2022 primarily include inventory write-downs primarily associated with the CA, CO, OR state exits, and Tryke FMV inventory step-up.
(2)	Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross Profit, the most comparable GAAP measure, to Adjusted Gross Profit, a non-GAAP measure.

Gross profit was $78.1 million in the fourth quarter of 2022, compared with $161.8 million in the third quarter of 2022. Adjusted gross profit net of add-backs for the fourth quarter was $165.4 million compared with $166.1 million in the third quarter of 2022. Adjusted gross margin for the fourth quarter of 2022 was 46.9%, a decrease of 200 basis points compared with the third quarter of 2022. The decrease in gross margin was due to a full year allocation of $8.5 million of expenses reclassified into cost of goods sold which reduced adjusted gross margin by 240 basis points, and geographic mix; partially offset by increased operational efficiencies and the addition of higher margin Tryke, and improved international gross margins helped by the addition of Four 20 Pharma.

	Twelve months ended
	December 31, 2022	December 31, 2021
Gross profit	$579,031	$569,831
Other add-backs (1)	92,829	711
Adjusted Gross Profit (2)	671,860	570,542
Adjusted Gross Margin (3)	50.3%	47.7%

(1)	Other add-backs in 2022 primarily include inventory write-downs primarily associated with the CA, CO, OR state exits, and Tryke FMV inventory step-up.
(2)	Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross Profit, the most comparable GAAP measure, to Adjusted Gross Profit, a non-GAAP measure.

Adjusted Net Loss (Unaudited)

($ thousands)

	Three months ended
	December 31, 2022	September 30, 2022
Net Loss	$(262,749)	$(54,156)
Other add-backs (1)	100,650	10,531
Adjusted Net Loss (2)	(162,099)	(43,625)
Adjusted Net Loss per Share (3)	(0.23)	(0.06)

(1)	Other add-backs in Q4 2022 primarily include goodwill impairments and inventory write-downs primarily associated with the CA, CO, OR state exits, and Tryke FMV inventory step-up.
(2)	Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net Loss, the most comparable GAAP measure, to Adjusted Net Loss, a non-GAAP measure.

	Twelve months ended
	December 31, 2022	December 31, 2021
Net Loss	$(376,931)	$(214,642)
Other add-backs (1)	124,697	43,665
Adjusted Net Loss (2)	(252,234)	(170,977)
Adjusted Net Loss per Share (3)	(0.35)	(0.24)

(1)	Other add-backs in 2022 primarily include goodwill impairments and inventory write-downs primarily associated with primarily the CA, CO, OR state exits, and Tryke FMV inventory step-up.
(2)	Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net Loss, the most comparable GAAP measure, to Adjusted Net Loss, a non-GAAP measure.

Adjusted EBITDA (Unaudited)

($ thousands)

	Three months ended
	December 31, 2022	September 30, 2022	December 31, 2021
Net loss	$(262,749)	$(54,156)	$(75,500)
Interest expense, net	25,896	25,043	19,647
Income tax expense	13,528	49,346	35,128
Depreciation and amortization (1)	47,180	41,543	34,170
Share-based compensation	6,892	5,195	8,450
Other (income) expense	141,791	(1,097)	31,215
Other add-backs (2)	100,650	10,531	10,227
Adjusted EBITDA (3)	$73,188	$76,405	$63,337
Adjusted EBITDA Margin (3)	20.8%	22.5%	20.5%

(1)	Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of profits and losses.
(2)	Other add-backs in Q4 2022 primarily include inventory write-downs, legal fees, and accounting and professional fees.
(3)	Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net Loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA was $73.2 million for the fourth quarter of 2022, a decrease of 4% from $76.4 million in the third quarter of 2022 and an increase of 16% from $63.3 million in the fourth quarter of 2021. Adjusted EBITDA margin was 20.8%, a decrease of 170 basis points from 22.5% in the prior quarter and an increase of 20 basis points from 20.5% in the fourth quarter of 2021. The sequential decrease in Adjusted EBITDA primarily reflects lower gross profit margin driven by geographic mix and pricing pressure in certain markets, coupled with expense deleverage driven by additional headcount associated with Tryke, Four 20 Pharma, and new store openings.

	Year ended
	December 31, 2022	December 31, 2021
Net loss	$(376,931)	$(214,642)
Interest expense, net	93,193	77,883
Income tax expense	150,502	152,445
Depreciation and amortization (1)	165,021	120,103
Share-based compensation	28,017	39,481
Other (income) expense	120,864	42,887
Other add-backs (2)	124,697	43,665
Adjusted EBITDA (3)	$305,363	$261,822
Adjusted EBITDA Margin (3)	22.9%	21.9%

(1)	Depreciation and amortization expense in 2022 and 2021 include amounts charged to cost of goods sold on the statement of profits and flosses.
(2)	Other add-backs in 2021 primarily include inventory write-downs, acquisition related expenses, accounting and professional fees, legal fees, bad debt write off, and employee severance costs.
(3)	Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net Loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA for the year ended 2022 was $305.4 million, an increase of 17% from $261.8 million in 2021. Adjusted EBITDA margin was 22.9%, an increase of 100 basis points from 21.9% in the prior year. The increases in Adjusted EBITDA and Adjusted EBITDA margin primarily reflect higher revenue and higher gross margin partially offset by higher SG&A expense related to increased headcount in support of new store openings and acquisitions, and marketing in support of new product rollouts.

Consolidated Statements of Financial Position (Audited)

($ thousands)

	As of
	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$163,177	$299,329
Accounts receivable, net	52,162	60,427
Inventories, net	250,643	248,146
Assets held for sale	107,051	80,736
Prepaid expenses and other current assets	32,301	35,670
Current portion of notes receivable	—	2,315
Total current assets	605,334	726,623
Deferred tax asset	1,564	2,155
Notes receivable	—	842
Property, plant and equipment, net	618,165	525,825
Right-of-use assets, finance lease	156,868	103,035
Right-of-use assets, operating lease	122,646	76,048
Intangible assets, net	1,217,192	1,036,054
Goodwill	625,129	605,834
Investments	2,797	4,401
Other assets	48,224	24,256
Total assets	$3,397,919	$3,105,073

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$85,263	$26,751
Accrued expenses	112,535	86,966
Income tax payable	149,569	139,172
Lease liability, finance lease	8,366	4,565
Lease liability, operating lease	17,592	12,745
Current portion of notes payable	51,964	1,966
Current contingent consideration liability	18,537	9,155
Liabilities held for sale	16,341	18,581
Deferred consideration	24,446	—
Financial obligation	4,740	4,171
Other current liabilities	1,726	12,168
Total current liabilities	491,079	316,240
Deferred tax liability	295,645	257,784
Notes payable	570,856	457,917
Lease liability, finance lease	167,693	109,712
Lease liability, operating lease	115,440	65,498
Contingent consideration liability	10,572	28,839
Deferred consideration	36,854	—
Financial obligation	214,139	153,559
Other long-term liability	94,824	50,431
Total liabilities	1,997,102	1,439,980

Temporary Equity:
Redeemable non-controlling interest contingency	121,113	118,972

Shareholders’ equity:
Additional paid-in capital	2,163,061	2,047,531
Treasury shares	(5,208)	(5,208)
Accumulated other comprehensive income	(18,593)	(6,744)
Accumulated deficit	(859,556)	(489,458)
Total shareholders’ equity	1,279,704	1,546,121
Total liabilities and shareholders’ equity	$3,397,919	$3,105,073

Consolidated Statements of Profits and Losses (Audited)

($ thousands, except for share and per share amounts)

	Three months ended December 31,
	2022	2021
Revenues:
Retail and wholesale revenues	$351,306	$308,047
Management fee income	1,186	628
Total revenues	352,492	308,675
Cost of goods sold	274,392	161,950
Gross profit	78,100	146,725
Operating expenses:
Selling, general and administrative	120,831	103,881
Share-based compensation	6,892	8,450
Depreciation and amortization	31,911	23,904
Total operating expenses	159,634	136,235
(Loss) income from operations	(81,534)	10,490
Other income (expense):
Interest income	36	134
Interest expense	(17,437)	(13,107)
Interest expense related to lease liabilities and financial obligations	(8,495)	(6,674)
Loss on impairment	(144,461)	(8,901)
Other income (expense), net	2,670	(22,314)
Total other expense, net	(167,687)	(50,862)
Loss before provision for income taxes	(249,221)	(40,372)
Income tax expense	(13,528)	(35,128)
Net loss	(262,749)	(75,500)
Less: Net loss attributable to non-controlling interest	(2,418)	(2,541)
Net loss attributable to Curaleaf Holdings, Inc.	(260,331)	(72,959)

Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.36)	$(0.10)
Weighted average subordinate voting shares outstanding – basic and diluted	715,796,271	707,450,310

Consolidated Statements of Profits and Losses (Audited)

($ thousands, except for share and per share amounts)

	Year ended December 31,
	2022	2021
Revenues:
Retail and wholesale revenues	$1,331,500	$1,193,670
Management fee income	4,842	2,317
Total revenues	1,336,342	1,195,987
Cost of goods sold	757,311	626,156
Gross profit	579,031	569,831
Operating expenses:
Selling, general and administrative	447,538	386,637
Share-based compensation	28,017	39,481
Depreciation and amortization	115,848	85,140
Total operating expenses	591,403	511,258
(Loss) income from operations	(12,372)	58,573
Other income (expense):
Interest income	137	629
Interest expense	(59,498)	(52,403)
Interest expense related to lease liabilities and financial obligations	(33,832)	(26,109)
Loss on impairment	(144,461)	(14,573)
Other income (expense), net	23,597	(28,314)
Total other expense, net	(214,057)	(120,770)
Loss before provision for income taxes	(226,429)	(62,197)
Income tax expense	(150,502)	(152,445)
Net loss	(376,931)	(214,642)
Less: Net loss attributable to non-controlling interest	(6,833)	(8,702)
Net loss attributable to Curaleaf Holdings, Inc.	(370,098)	(205,940)

Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.52)	$(0.29)
Weighted average subordinate voting shares outstanding – basic and diluted	711,159,444	698,759,274

Consolidated Statements of Cash Flows (Audited)

($ thousands, except for share and per share amounts)

	Year ended December 31,
	2022	2021
Cash flows from operating activities:
Net Loss	$(376,931)	$(214,642)
Adjustments to reconcile net loss to net cash prvided by (used in) operating activities:
Depreciation and amortization	163,769	120,544
Share-based compensation	28,017	39,481
Non-cash interest expense	11,609	7,000
Amortization of operating lease right-of-use assets	12,704	13,019
Loss on impairment	144,461	14,573
(Gain) loss on debt retirement	(205)	21,344
Loss on sale or retirement of asset	548	4,705
(Gain) loss on investment	(21,953)	2,093
Deferred taxes	(25,826)	(10,604)
Changes in assets and liabilities:
Receivables	7,956	(25,257)
Inventories	31,236	(93,123)
Prepaid expenses and other current assets	(13,198)	(24,897)
Tax receivable	(34,505)	-
Other assets	14,101	6,655
Accounts payable	51,707	(10,298)
Income taxes payable	10,721	27,225
Operating leases, net (right-of-use asset acquisitions and disposals)	2,872	-
Operating lease liabilities	(11,643)	(12,060)
Accrued expenses	50,961	75,962
Net cash provided by (used in) operating activities	46,401	(58,280)

Cash flows from investing activities:
Purchase of property, plant and equipment, net	(138,362)	(171,955)
Proceeds from sale of entities	10,987	29,828
Proceeds from consolidation of acquisitions	29,952	14,500
Acquisition related cash payments	(133,983)	(37,820)
Payments received on notes receivable	2,315	3,713
Note receivable from third party	-	(2,240)
Dividend received	468	-
Net cash used in investing activities	(228,623)	(163,974)

Cash flows from financing activities:
Proceeds from financing agreement	-	531,093
Miniority interest investment in Curaleaf International	-	83,979
Debt issuance costs	-	(5,564)
Acquistion escrow shares returned and retired	-	(8,312)
Minority interest buyouts	-	(1,190)
Proceeds from sale leasebacks	-	4,516
Proceeds from financing transactions	65,241	18,978
Lease liability payments	(5,604)	(3,553)
Principal payments on notes payable and financing liabilities	(3,287)	(371,748)
Prepayment penalties on retired notes payable	-	(23,827)
Remittances of statutory withholdings on share-based payment awards	(4,999)	(18,979)
Exercise of stock options	(812)	3,157
Issuance of common shares, net of issuance costs	-	240,569
Net cash provided by financing activities	50,539	449,119

Net (decrease) increase in cash	(131,683)	226,865
Cash beginning balance	299,329	73,542
Effect of exchange rate on cash	(4,469)	(1,078)
Cash and cash equivalents	$163,177	$299,329

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 19 states with 152 dispensaries, and employs nearly 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

###

Curaleaf IR Twitter Account	https://twitter.com/Curaleaf_IR

Investor Relations Website	https://ir.curaleaf.com/

Contact Information

Investor Contact:

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

ir@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications

media@curaleaf.com

Disclaimer

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including expectations regarding benefits of recent or future acquisitions, restructuring and cost-reduction efforts of the Company, the results and effect of the Company’s review of its accounting entries and practices and the anticipated impact of the financial statements restatements on the Company, as well as future operating results and economic performance are forward-looking statements. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations.

Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the impact of any restatement of financial statements of the Company or other actions that may be taken or required as a result of such reviews, including the reaction to any such restatement by Curaleaf's shareholders, the possibility that the ongoing review may identify further errors, which may be material, in the Company's accounting, any potential inquiry by Canadian and/or U.S. securities regulatory authorities with respect to the review of the Audit Committee, the risks of litigation and of governmental investigations or proceedings arising out of or related to any accounting irregularities or any restatement of the financial statements of the Company, including the direct and indirect costs of such investigations and restatement, and additional information arising from the Company's continuing analysis and review of its historical recognition of revenue and its prior financial statements and the performance of additional work in this regard; risks and uncertainties related to the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the United States Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration; loss of foreign private issuer status in the U.S.; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resale their subordinate voting shares on the Canadian Securities Exchange; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; business structure risks; including the status of the Company as a holding company; no dividend record; risks related to the senior secured notes of the Company; concentrated voting control; risks related to the sale of a substantial amount of the Company’s subordinate voting shares; the volatility of the market price for the subordinate voting shares; liquidity risks associated with an investment in the subordinate voting shares; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Information Form dated May 1, 2023 for the fiscal year ended December 31, 2022, and additional risks described in the Company’s Annual Management’s Discussion and Analysis for the year ended December 31, 2022 (both of which documents have been filed on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.